SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __ )*

Epocrates, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29429D103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 29429D103	13 G	Page 2 of 10

1	NAME OF REPORTING PERSON Three Arch Partners II, L.P. (“TAP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,655,329 shares, except that Three Arch Management II, L.L.C. (“TAM II”), the general partner of TAP II, may be deemed to have sole power to vote these shares, and Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”), the managing members of TAM II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,655,329 shares, except that TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,329
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 29429D103	13 G	Page 3 of 10

1	NAME OF REPORTING PERSON Three Arch Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,329
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 29429D103	13 G	Page 4 of 10

1	NAME OF REPORTING PERSON Wilfred Jaeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,329
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 29429D103	13 G	Page 5 of 10

1	NAME OF REPORTING PERSON Mark Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 41,265 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 41,265 shares.
8	SHARED DISPOSITIVE POWER
1,655,329 shares, all of which are directly owned by TAP II. TAM II, the general partner of TAP II, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM II, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 29429D103	13 G	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER
Epocrates, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1100 Park Place, Suite 300

San Mateo, California 94403

ITEM 2(A).	NAME OF PERSONS FILING

Three Arch Partners II, L.P., a Delaware limited partnership (“TAP II”), Three Arch Management II, L.L.C., a Delaware limited liability company (“TAM II”), Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
TAM II, the general partner of TAP II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TAP II. Jaeger and Wan are the managing members of TAM II and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by TAP II.
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Three Arch Partners

3200 Alpine Road

Portola Valley, California 94028

ITEM 2(C).	CITIZENSHIP

TAP II is a Delaware limited partnership. TAM II is a Delaware limited liability company. Wan is a United States Citizen and Jaeger is a Canadian citizen.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 29429D103

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 29429D103	13 G	Page 7 of 10

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of TAP II, and the limited liability company agreement of TAM II, the general and limited partners or members, as the case may be, of each of such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 29429D103	13 G	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

Three Arch Partners II, L.P.	/s/ Mark Wan
By Three Arch Management II, L.L.C.	Mark Wan
Its General Partner	Managing Member

Three Arch Management II, L.L.C.	/s/ Mark Wan
Mark Wan
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan

CUSIP NO. 29429D103	13 G	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP NO. 29429D103	13 G	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Epocrates, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2012

Three Arch Partners II, L.P.	/s/ Mark Wan
By Three Arch Management II, L.L.C.	Mark Wan
Its General Partner	Managing Member

Three Arch Management II, L.L.C.	/s/ Mark Wan
Mark Wan
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan